[Schulte Roth & Zabel LLP Letterhead]



                                 April 12, 2007



VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mary A. Cole, Esq.

              RE: Robeco-Sage Triton Fund, L.L.C.
              File Nos.: 333-141079 and 811-21472


Dear Ms. Cole:

     On behalf of Robeco-Sage Triton Fund, L.L.C. (the "Fund"), we are hereby filing Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 pursuant to the Investment Company Act of 1940, as amended (the "1940 Act") (the "Amendments"). The Amendments are being filed in order to respond to your comments to the Fund's Registration Statement on Form N-2 filed on March 5, 2007, as discussed with me on March 29, 2007 and by letter dated April 10, 2007, and to make such other changes as the Fund deems appropriate. Below, we describe the changes we have made in response to your comments and provide the information you requested.

     For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.

     Capitalized terms used but not defined in this letter have the same meanings given in the Amendments.

     1. IN THE SUMMARY OF FUND EXPENSES, PLEASE CONFIRM THAT THE LINE ITEM "ACQUIRED FUND (PORTFOLIO FUNDS) FEES AND EXPENSES" INCLUDES ALL EXPENSES RELATING TO LEVERAGE, INCLUDING, BUT NOT LIMITED TO INTEREST EXPENSE ON BORROWINGS. PLEASE ALSO CONFIRM THAT THIS EXPENSE LINE ITEM INCORPORATES ALL EXPENSES INCLUDED IN THE ACQUIRED FUNDS' STATEMENTS OF OPERATIONS.



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      We confirm that the line item "Acquired Fund (Portfolio Funds) Fees and
Expenses" includes all expenses relating to leverage, including interest expense on borrowings, as well as all expenses included in the acquired funds' statements of operations.

     2. IN FOOTNOTE (4) TO THE SUMMARY OF FUND EXPENSES, CONFIRM THAT REIMBURSEMENTS WILL BE MADE ONLY TO THE EXTENT THAT THE REIMBURSEMENT DOES NOT CAUSE THE FUND'S ORDINARY OPERATING EXPENSES FOR ANY YEAR TO EXCEED THE EXPENSE LIMITATION IN EFFECT AT THE TIME THE EXPENSES WERE WAIVED.

     We confirm that reimbursements will be made only to the extent that the reimbursement does not cause the Fund's ordinary operating expenses for any year to exceed the expense limitation in effect at the time the expenses were waived. We have revised footnote (4) on page 14 of the Fund's Prospectus to clarify that the reimbursements will not cause the Fund's ordinary operating expenses to exceed the expense limitation in effect at the time the expenses were waived.

     3. IN FOOTNOTE (4) TO THE SUMMARY OF FUND EXPENSES, DISCLOSE THAT "ORDINARY OPERATING EXPENSES" DOES NOT INCLUDE ACQUIRED FUND (PORTFOLIO FUNDS) FEES AND EXPENSES.

     The requested disclosure has been included in footnote (4) on page 14 of the Fund's Prospectus.

          In addition to the foregoing, the Fund acknowledges that:

          o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

                                    Very truly yours,


                                    /s/ George M. Silfen